UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 31, 2021

The Good Earth Organics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-2344117
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30088 Redwood Hwy

Cave Junction, Oregon, 97523

(Full mailing address of principal executive offices)

(541) 592-4855

(Issuer’s telephone number, including area code)

Common Stock, par value $0.0001 per share

Series A Preferred Stock, par value $0.0001 per share

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Amendment to December 2020 Promissory Notes

On December 31, 2021, The Good Earth Organics Supply LLC, a subsidiary of The Good Earth Organics, Inc. (collectively, the “Company”), entered into amendments with the holders of those certain promissory notes issued on December 1, 2020 (the “Notes”), pursuant to which: (i) the maturity date was extended from December 31, 2021, to June 30, 2022; and (ii) the interest rate was increased to a fixed rate of 19.75% per annum, from the prior rate of 18% per annum for the first six months each Note was outstanding, which increased each month thereafter by 0.25%. All other terms of the Notes remained the same.

Issuance of Promissory Notes

On December 31, 2021, the Company entered into two promissory notes (each, a “December Note”, and collectively, the “December Notes”) with Timothy R. Brien and Timothy J. Clark, the Co-Chairman of the Company’s Board of Directors. Each December Note carries a principal of $100,000, and was issued upon the same terms and conditions as the Notes, as amended, as more specifically set forth above in Item 9 of this Current Report on Form 1-U.

The foregoing descriptions of the Notes, as amended, and the December Notes, are qualified in their entirety by reference to the full text of the form of the Notes, a copy of which was attached as Exhibit 6.8 to our Semiannual Report on Form 1-SA, filed with the Securities and Exchange Commission, on October 19, 2021, which is incorporated herein in its entirety by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GOOD EARTH ORGANICS, INC.

Date: January 5, 2022	/s/ Anthony Luciano
Anthony Luciano Chief Executive Officer and Director